UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

uniQure N.V.

File No. 001-36294 - CF#37480

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uniQure N.V. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 7, 2015.

Based on representations by uniQure N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.30	through April 6, 2023
Exhibit 4.31	through April 6, 2023
Exhibit 4.32	through April 6, 2023
Exhibit 4.33	through April 6, 2023
Exhibit 4.34	through April 6, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary